Exhibit 99.1

PRESS RELEASE

Solar360, Repsol and Telefónica Joint Venture, Partners with Turbo Energy to Revolutionize Solar Self-Consumption Through Artificial Intelligence

The alliance between Solar360, and Turbo Energy, a NASDAQ-listed company and leader in the field of photovoltaic energy storage, will enable end-users to maximize savings through smart battery technology.

Madrid and Valencia, Spain, January 17, 2024 - Solar360 and Turbo Energy (Nasdaq: TURB), a leader in the field of photovoltaic energy storage, are entering the new year with a disruptive proposition in the solar photovoltaic self-consumption sector. In an industry that has experienced exponential growth worldwide in recent years, both companies aim to maximize user savings and provide energy when it is needed, not just when the sun is shining.

The companies are embarking on a strategic alliance in which Turbo Energy, serving as a technology provider, and Solar360, acting as an energy services promoter, will install intelligent batteries produced by Turbo Energy in homes, commercial areas, and industries across the country.

Solar360 has already launched the Turbo Energy product called Sunbox. It is an all-in-one device, combining an inverter, battery, and software, capable of managing and storing photovoltaic energy through a digital platform equipped with Artificial Intelligence algorithms that maximize energy savings and provide personalized performance for the user.

Guillermo Barth, CEO of Solar360, states, “With this launch, we are revolutionizing the photovoltaic sector with an innovative and distinctive offering in the market, focused on maximizing our customers’ savings. Our goal is to revolutionize the photovoltaic market in 2024.”

The innovative product marketed by Solar360 achieves significant savings compared to conventional installations, thanks to an intelligent energy storage system capable of real-time analysis of thousands of data points related to consumption habits, photovoltaic generation, weather conditions, and applied electricity rates. Artificial Intelligence processes this vast amount of data to optimize energy usage, translating it into savings for the consumer.

The proposal includes a user-friendly mobile application that allows for the customization of the device’s operation. For example, it can deliver energy when the user consumes more power than their contracted electricity company provides.

Mariano Soria, CEO of Turbo Energy, remarks, “We are delighted that a market leader like Solar360 has chosen our Sunbox device as a distinctive and innovative product for their value proposition. We are excited about this partnership and believe it will bring value to both sides as well as to a broad variety of consumers.”

Solar360 complements its service with a photovoltaic production guarantee. In their commitment to their customers’ savings, if the installation generates less energy than estimated in the offer, the company will compensate for the difference during the first year or throughout the amortization period if the customer chooses maintenance.

In the picture, from left to right: Alberto Jimenez (CMO of Solar360), Guillermo Barth (CEO of Solar360), Enrique Selva (CEO of Umbrella Solar Investment), and Mariano Soria (CEO of Turbo Energy).

About Solar360

Solar360, a joint venture of Repsol and Telefónica España, develops the photovoltaic self-consumption business with comprehensive solutions for individual customers, communities of neighbors, and companies, both SMEs and large corporations, through solar panel installations. In addition to the reach of its channels and its strength in operations and distribution, Telefónica contributes its technological expertise and IoT capabilities to provide differential optimization in the market. Repsol brings its experience in self-consumption and multi-energy in Spain, allowing them to offer customers a specific electricity rate that complements the photovoltaic installation. For more information, visit www.solar360.es.

About Turbo Energy

Turbo Energy is a Spanish company listed on NASDAQ (ticker: TURB), a leader in photovoltaic energy storage technology managed through Artificial Intelligence. The company’s goal is to develop innovative solutions that allow end consumers to harness the full potential of solar energy and reduce their electricity costs. With a combination of Artificial Intelligence and advanced technology, Turbo Energy is paving the way for a more sustainable and energy-efficient future. For more information, visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the factors discussed in the “Risk Factors” section of the filings that we make with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Skyline Corporate Communications Group, LLC

Scott Powell, President

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New York, NY 10020

Office: (646) 893-5835

Email: info@skylineccg.com

Contact

Saray Fernández - Marketing Manager

sarayfernandez@umbrellasolarinvestment.com / +34 687 31 42 63

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